UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2006

Commission File Number 1-32591

SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation, dated February 14, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 14, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION ARRANGES TWELVE-YEAR TIME CHARTERS WITH
COSCO CONTAINER LINES FOR TWO NEW 3,500 TEU VESSELS

Acquisition is Incremental to Original Contracted Fleet and
Accretive to Distributable Cash Flow Upon Vessel Delivery

Hong Kong, China, February 14, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has agreed to purchase two newbuilding vessels from affiliates of Conti Holding GmbH & Co. KG (“Conti”) of Germany. This acquisition is incremental to Seaspan’s original contracted fleet, and will increase the company’s total fleet to 25 vessels. Seaspan will acquire the two 3,500 TEU vessels upon their delivery in February and July 2007 respectively from Zhejiang Shipbuilding Co. Ltd. in China. The total delivered cost is expected to be approximately $50 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous twelve-year charter agreements for these vessels with Cosco Container Lines Co., Ltd. (“Coscon”) at $19,000 per day. Coscon is a subsidiary of China Cosco Holdings Co. Ltd., a major publicly traded container transport company. Coscon is the world’s ninth-largest liner shipping company in terms of capacity. Seaspan Management Services Limited (“SMSL”) will supervise the construction of the new vessels and operate both ships for Seaspan at an initial fixed rate of $4,200 per day.

“The acquisition of these two newbuilding contracts is consistent with Seaspan’s strategy as it allows us to deliver incremental growth to our shareholders through the expansion of our fleet,” said Gerry Wang, Chief Executive Officer of Seaspan. “Additionally, the long-term charters agreed with Coscon will contribute to Seaspan’s strong and stable cash flows for distribution to our shareholders. Finally, we are very pleased that this acquisition will diversify our customer base by adding a major and rapidly growing player in China, with the potential to deliver further business in the future. It also allows us to establish a relationship with a growing Chinese shipbuilder.”

Each new vessel is expected to contribute between $5 million and $5.5 million in incremental EBITDA per annum upon delivery. This will result in an increase in distributable cash when the vessels are delivered and operating.

The 3,500 TEU vessel size will complement Seaspan’s existing fleet of 9,600 TEU, 8,500 TEU and 4,250 TEU vessels. The smaller sized 3,500 TEU vessel is in demand among major charterers, including Seaspan’s existing customer base. Construction of the ships has just begun, which will allow the SMSL technical team to influence ship design and ensure greater uniformity with the existing fleet. This transaction will bring the size of Seaspan’s fleet to 25 ships, the last of which are anticipated to be delivered by the end of August 2007.

“Seaspan believes that acquisitions will be key drivers of our growth strategy, but has put in place specific acquisition criteria which require that all acquisitions be accretive to distributable cash flow; include agreements with a high quality charterer; and meet our careful assessment of credit and residual risk,” continued Mr. Wang. “The acquisition of these two vessel contracts meets all of these criteria.”

Seaspan paid Conti a $4 million deposit upon signing of the transaction, which was financed from cash on hand. The company is in the process of arranging long-term debt financing for this transaction, which is expected to be in place within six weeks. The board of directors of Seaspan Corporation has unanimously approved the terms of this transaction.

Zhejiang Shipbuilding, which is building the two new vessels, is located near Ningbo, China. The yard is one of the largest private shipyards in China and is owned by Sino-Pacific Heavy Industries, which also operates the Dayang shipyard in Yangzhou.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 14 containerships consisting of twelve 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 19 months, Seaspan will acquire nine additional vessels consisting of eight 4250 TEU vessels and two 9600 TEU vessels. Today’s transaction will add two 3500 TEU vessels to the fleet.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

For Investor Relations and Media Inquiries:

Seaspan Corporation
Mr. Kevin M. Kennedy
Chief Financial Officer
(604) 482-8777
Fax: (604) 648-9782
www.seaspancorp.com

OR

Brunswick Group LLP
Ms. Nina Devlin or Ms. Erin Moore
(212) 333-3810

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